UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Commission File Number: 001-34089

BANCORP OF NEW JERSEY, INC.
(Exact name of registrant as specified in its charter)

c/o ConnectOne Bancorp, Inc.
301 Sylvan Avenue, Englewood Cliffs, New Jersey 07632
201-816-8900
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common stock, no par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

Effective on January 2, 2020, Bancorp of New Jersey, Inc., a New Jersey corporation (the “Registrant”), merged with and into ConnectOne Bancorp, Inc. (“ConnectOne”) with ConnectOne as the surviving corporation. Accordingly, as of the date hereof, there are no holders of record of the Registrant’s common stock.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, ConnectOne Bancorp, Inc., as successor by merger to Bancorp of New Jersey, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: January 13, 2020

CONNECTONE BANCORP, INC.,
as successor by merger to Bancorp of New Jersey, Inc.

By:	/s/ Frank Sorrentino III
Name: Frank Sorrentino III
Title: President & Chief Executive Officer